FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL REGULATION OF THE BOARD OF DIRECTORS OF THE CORPORATION "COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO"

Chapter I

General Purposes

Article 1: This Internal Regulation (the “Regulation”), or charter, has as purpose to set forth the general standards regarding the operation, structure, organization, functions and responsibilities of the Board of Directors of the corporation known as Companhia Brasileira de Distribuição (the “Company”), for the purpose of performing its duties as set forth in Brazilian Law No. 6,404/76, the standards enacted by the Brazilian Securities and Exchange Commission (“CVM”), the listing regulations of the major Brazilian stock exchange known as B3 S.A. - Bolsa, Brasil, Balcão (“B3”) and the Company's Bylaws.

Chapter II

Composition and Operation

Article 2: The Company's Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and dismissed by the General Meeting.

Paragraph 1: The unified term of office of the members of the Company's Board of Directors is two (2) years, and the Directors can be reelected.

Paragraph 2: The members of the Board of Directors shall take office by undersigning the investiture term drawn up in the Board of Directors' Minutes Book, which shall provide for that they agree to be subject to the arbitration clause set forth in the Company's Bylaws.

Paragraph 3: The term of office of the Company's Board of Directors' members shall remain in force and will be extended until the moment their corresponding successors take office.

Article 3: Subject to the provisions of Article 4 below, in case of absence or temporary inability of any Director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the Director acting as substitute of the absent or temporarily unable Director, in addition to his/her own vote, shall cast the vote of the replaced Director.

Sole Paragraph: In case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis, until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Article 4: The Board of Directors shall have a Chairman and until two (2) Deputy Chairmen, elected by the General Meeting.

Paragraph 1: The Chairman of the Board of Directors shall be responsible for:

I)        representing the Board of Directors to call a General Meeting of shareholders;

II)       establishing and acting as chair of the General Meeting of shareholders;

III)      calling, establishing, and presiding over the Board of Directors' meetings;

IV)      organizing and coordinating, in collaboration with the Secretary of the Board of Directors, the agenda of meetings, after listening the remaining members of the Board and, if applicable, the Chief Executive Officer;

V)       guaranteeing that the members of the Board of Directors are provided with complete and timely information on the topics contained in the Agenda of meetings;

VI)      representing the Board of Directors in its relationship with the Special Committees, with the Corporation's Officers and its internal and external auditors, internal committees and bodies, undersigning, whenever necessary, letters, invitations and reports forwarded to them, without prejudice to the direct relationship of Directors and committee members with such bodies;

VII)     guaranteeing the efficiency and the good performance of the Board of Directors;

VIII)    proposing to the Board of Directors the appointment of an executive secretary, pursuant to the bylaws; and

IX)      complying with and enforcing this Internal Regulation.

Paragraph 2: In case of any impediment or absence of the Chairman of the Board of Directors, such Chairman shall be replaced by the Deputy Chairman of the Board of Directors with the most number of consecutive mandates.

Paragraph 3: In case of a vacancy in the position of Chairman, the Deputy Chairman with the most number of consecutive mandates shall immediately assume such position, who must convene a General Meeting within at most 15 (fifteen) days from the date on which the vacancy becomes known, to elect a new Chairman of the Board of Directors permanently until the end of the corresponding term of office.

Paragraph 4: The positions of Chairman of the Board of Directors and of Chief Executive Officer of the Company cannot be held by the same person.

Article 5: The General Meeting is responsible for determining the annual global compensation of the members of the Board of Directors and the Board of Executive Officers. The Board of Directors shall decide how such remuneration will be individually distributed to Directors and Officers.

Article 6: The Board of Directors shall elect an Executive Secretary. Among other matters that may be determined by the Board of Directors upon the election of the Executive Secretary, the Executive Secretary, under the supervision of the Chairman of the Board of Directors, shall be responsible for:

I)        organizing requests made by Directors or officers on the agenda to be discussed at meetings of the Board of Directors and submit them to the Chairman of the Board, or, in case of any absence or inability of the Chairman, to the person then responsible for calling meetings of the Board of Directors, subject to the provisions set forth in this Internal Regulation, for further distribution;

II)       upon request of the Chairman of the Board, arranging that the call notice for the meetings of the Board of Directors are forwarded to all interested parties, informing the Board members - and also potential participants - of the place, date, time and agenda, and should, therefore, meet the requirements set out in Article 8 of this Internal Regulation;

III)      coordinating, among all responsible organs or persons of the Company, so that requests are met, whether of material, information, and other inquiries made by members of the Company's Board of Directors regarding issues and matters under the Board of Directors' competence;

IV)      acting as secretary of the meetings, preparing and drawing up the corresponding minutes and other documents in the appropriate books, and collecting the signatures of all Directors who attended such meetings, besides registering the attendance of any guests;

V)       coordinating the filing of the minutes and decisions made by the Board of Directors with the appropriate competent organs, as well as the publication thereof in the official press agencies and in a major newspaper, if applicable;

VI)      suggesting to the Board of Directors the annual corporate calendar, which must necessarily define the dates of the regular meetings of the Board of Directors and also observe the provisions of Article 7, caption, of this Internal Regulation; and

VII)     issuing certificates and statements, and attest, to any third parties and for any due purposes, the authenticity of the decisions made by the Board of Directors; and

VIII)    carrying out, whenever appropriate, all actions contained in all sections of this article 6 concerning all the Management's advisory committees.

Chapter III

Meetings of the Board of Directors

Article 7: The Board of Directors will meet, ordinarily, at least six times a year to review the Company's financial results and other results and to review and monitor the annual investment plan, and extraordinarily at any time, whenever necessary.

Sole Paragraph: The Chairman of the Board of Directors shall call the meetings of the Board of Directors by its own initiative or upon written request by any Director.

Article 8: The meetings shall be convened as follows:

I)        within at least seven (7) days' notice from the date of each meeting to be held on first, and, if necessary, on second call;

II)       by electronic means, fax, or letter;

III)      by informing the agenda, date, time, and place of meeting;

IV)      with the agenda of the meeting and with copies of any proposal and all documents relevant to discuss and decide on the matters contained in the agenda.

Article 9: the quorum required for establishing meetings of the Board of Directors is the presence of at least half of its acting members on first call, and any number of directors on second call, being considered as present even those members represented in the form allowed by the Company's Bylaws.

Sole Paragraph: the presence of all members of the Board of Directors, or the prior consent in writing of absent members, will allow for that a Board of Directors' meeting is held regardless of the call or other formalities provided for in Article 8 of this Internal Regulation.

Article 10: The Board of Directors meetings shall be presided over by its Chairman and, in his/her absence, by the Deputy Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members.

Paragraph 2: The members of the Board of Directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that permits the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the Directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Article 11: The Board of Directors may invite to attend its meetings, Committees' members, Officers, internal and external associates of the Corporation, and any other persons who hold relevant information, or in case the meeting agenda contains any subjects relevant to their area of expertise.

Article 12: All Board of Directors' resolutions shall be recorded in the minutes drawn up in the corresponding meeting minutes book of the Board of Directors, and such minutes must be undersigned by all members who attended the corresponding meeting.

Article 13: The Board member who wants more detailed information on a matter can request whether to review the relevant documents or to postpone the discussion thereon, regardless of the fact that the vote on such matter had already started or not, and the decision on such postponement shall be made by a majority of the members present.

Sole Paragraph: The member who had requested to review the documents will be granted a period of at most the next meeting for reviewing them.

Chapter IV

Powers, Duties and Responsibilities

Article 14: The Board of Directors shall be responsible for:

I)        jointly with the Board of Executive Officers, managing the Company;

II)       setting forth the general guidance of the Company's business;

III)      electing and dismissing the Company's executive officers, determining their duties and designations;

IV)      supervising the management of the officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

V)       calling the General Meeting;

VI)      issuing its opinion on the management's report, the accounts submitted by the Board of Executive Officers and the Company's financial statements;

VII)     deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, establishing the corresponding price and the terms of payment;

VIII)    choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

IX)      issue an opinion on any proposal by the Board of Directors to the General Meeting;

X)       authorizing the acquisition of shares of the Company itself, for purposes of cancellation or keeping with the treasurer, complying with the applicable standards;

XI)      developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members bound to the Company's results ("Profit-Sharing Plan");

XII)     determining the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws and the Profit-Sharing Plan in force. The amounts spent or set as allowances each year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth Article 189 of Brazilian Law 6,404/76;

XIII)    establishing the limit of shares to be issued in the scope of the Company's Stock Option Plan previously approved by the General Meeting, subject to the limit set forth in section XII above;

XIV)    creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors and defining their corresponding responsibilities as provided for in the Bylaws;

XV)     resolving on the acquisition, disposal, encumbrance, liens of any assets, including real property, of the Company or any other investment by the Company that, in individual or aggregate value over a fiscal year (a) is greater than the amount in Reais equal to US$ 20,000,000 (twenty million US dollars) or (b) greater than one percent (1%) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;

XVI)    resolving on any financial transaction involving the Company, including the granting or borrowing of loans and the issue of non-convertible and unsecured debentures in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as determined in the consolidated financial statements related to the preceding fiscal year;

XVII)   resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;

XVIII)  preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Rules (2018 Listing Rules for the New Brazilian Stock Exchange Market, called B3);

XIX)    resolving on any change in the Company's dividend distribution policy;

XX)     approving and amending this Internal Regulation;

XXI)    approving and amending the Internal Regulations of the Audit Committee, Special Committees, and the Management Committee of the Company's Stock Option Plan;

XXII)   electing and dismissing the members of the Company's Audit Committee and Special Committees, including appointing their corresponding Chairmen and External Members, in compliance with the applicable rules of the CVM, B3 and the Company's Bylaws, and the Company's Stock Option Plan Management Committee;

XXIII)  submitting the matters, issues, requesting opinions and reports that it deems appropriate and necessary to the Fiscal Council, the Audit Committee, the Special Committees, the Stock Option Plan Management Committee, and the Company's Board of Executive Officers, without prejudice and observing the competence of each body, area, or Committee of the Company. Requests for information or explanations concerning the corporate businesses by any Board of Directors' member shall be submitted to the Company's management bodies upon a written request signed by the Executive Secretary;

XXIV) assigning specific duties and responsibilities to the Audit Committee, the Special Committees, the of the Stock Option Plan Management Committee and the Company's Board of Executive Officers;

XXV)  exercising every and any authority conferred to it by the applicable law, by the CVM and B3 standards, and by the Bylaws as being the responsibility of the Board of Directors;

Paragraph 1: In the case of a resolution to be taken by the corporate bodies of companies controlled by the Company, or in which the Company elects members for the Board of Directors or the Board of Executive Officers, it shall be the responsibility of the Board of Directors to instruct the vote to be cast by the management members of the Company, in case of decisions taken at the general meeting, shareholders' meeting or equivalent body, or the vote of the management members elected or nominated by the Company to the management bodies of such companies, when the resolution falls under sections XV, XVI and XVII of this article, by calculating the parameters referred to therein based on the most recent balance sheets or quarterly financial statements of the subsidiaries or companies that have received investments.

Paragraph 2: The Board of Directors shall adopt a policy on transactions with related parties, and may establish limits, specific responsibilities and procedures so that such transactions are approved.

Paragraph 3: The Board of Directors shall include, in the management proposal referring to the General Meeting for the election of management members, its statement contemplating: (i) the adherence of each candidate to the position of member of the Board of Directors to the Nomination Policy; and (ii) the reasons, in light of the provisions of the Novo Mercado Rules and the statement referred to in Article 17 of the Novo Mercado Rules, in which each candidate is ranked as an independent director.

Paragraph 4: In exercising the authority set forth in the caption of this article, the Board of Directors shall:

I)        approve a risk management policy and monitor the implementation thereof;

II)       approve and monitor the Corporation's internal control system;

III)      every year, to carry out a self-assessment of its activities and identify possibilities to improve its performance; and

IV)      promote, every two (2) years, a formal assessment of the results achieved by the Corporation and of the performance of the Board of Executive Officers, Board of Directors, Audit Committee, Special Committees and of each executive officer, director and External Member of the Company's Committees, on an individual basis.

V) approve the attribution of the internal audit area.

VI) receive, directly or by the Audit Committee, reports of the activity of the internal audit area.

VII) evaluate, annually, the sufficiency of the structure and the budget of the internal audit area for the performance of its duty.

Paragraph 5: in the performance of the duties provided for in Paragraph 4 hereinabove, in case the Board of Directors deems it necessary, it may seek the prior analysis and opinion of the Company's Audit Committee and Special Committees, according to their corresponding areas of expertise.

Article 15: In the event of a vacancy in the position of Chief Executive Officer or any other member of the Board of Directors, the Board of Directors shall meet within 30 (thirty) days to elect a substitute, who shall complete the term of office of the replaced member.

Article 16: The authority granted to the Board of Directors by the applicable laws and standards and by this Internal Regulation must be exercised in a collegial manner. Nevertheless, each member of the Board of Directors is responsible for:

I)        attending meetings of the Board of Directors duly prepared, after having examined the documents made available to him/her, and to take part actively and diligently therein;

II)       taking part in discussions and voting events, requesting to review the relevant documents in case he/she deems it necessary, during the discussion and before voting;

III)      submitting a written or oral statement of vote, or, if prefers, registers disagreement or qualification, when applicable;

IV)      forwarding to the Chairman and the Executive Secretary of the Board of Directors suggestions of subjects to be added to the agenda;

V)       reporting to the Investor Relations Officer any material act or fact that he/she may become aware of, so that such Officer disclose them to the market;

VI)      keeping the confidentiality of the information which he/she has privileged access to as a result of the position held by him/her, until such information is disclosed to the market, as well as ensuring that their subordinates and third parties related to him/her keep the same level of confidentiality; and

VII)     performing the legal and statutory duties compatible with the position of member of the Board of Directors.

Article 17: Subject to the Policy of Confidentiality, Disclosure, and Use of Material Information of the Corporation and also with the Securities Trading Policy of Securities Issued by the Corporation, the members of the Board of Directors shall inform the Corporation's Investor Relations Officer of the ownership and negotiations made of securities issued by the Corporation, by its parent companies or subsidiaries, or of securities referenced on the first business day after the investiture in office within five (5) days after each transaction is completed, and they shall also comply with all CVM standards accordingly.

Sole Paragraph: The members of the Board of Directors shall also point out the securities held whether by any of their spouses from whom they are not legally separated, or held by a common-law spouse, or by any dependent included in their annual income tax return, pointing out also securities held by companies controlled by them whether directly or indirectly.

Article 18: The members of the Board of Directors and, whenever appropriate, the Executive Secretary shall observe the provisions of the Policy of Confidentiality, Disclosure, and Use of Material Information of the Corporation and of the Securities Trading Policy of shares issued by the Corporation. Pursuant to CVM Standard number 358/02 and to the Securities Trading Policy of shares issued by the Company, the members of the Board of Directors and, as the case may be, the Executive Secretary, are forbidden to take part whether directly or indirectly of negotiations involving securities issued by the Corporation or other securities referenced thereto:

I)        before a material act or fact that have occurred on the Company's businesses is disclosed to the market;

II)       within the period of fifteen (15) days immediately before the Company's quarterly and annual information are disclosed to the market, as well as in the day of the release;

III)      whenever there is an intention to perform any incorporation, total or partial split-up, merger or restructuring of the Company; and

IV)      whenever any acquisition or disposal of shares issued by the Company by the Company itself, its subsidiaries, affiliates or other companies under common control is in progress, or in case an option or power of attorney has been issued or granted for such same purposes.

Article 19: The members of the Board of Directors and, as the case may be, the Executive Secretary, are forbidden to:

I)        use the Company's confidential information for their own benefit or for third parties' benefit;

II)       perform any act of liberality at the Corporation's expenses, subject to the provisions of Paragraph Four, Article 154 of Brazilian Law 6,404/76;

III)      without the prior consent by the General Meeting or the Board of Directors, to borrow or borrow funds or other resources from the Company and use goods belonging to the Company to their own benefit;

IV)      use for their own benefit or that of others, with or without prejudice to the Company and its subsidiaries or affiliates, any business opportunities they may become aware of due to the performance of their functions;

V)       receive any undue or disproportionate benefit by virtue of their position held;

VI)      acquire, to resale for profit, assets or rights they know to be necessary for the Company or that the Company intends to acquire; and

VII)     fail to perform their duties and fail to protect the interests of the Company, its subsidiaries and affiliates.

Chapter V

Conflicts of Interests

Article 20: In case it is found any conflict of interests or a private interest of a member of the Board of Directors connected to a particular matter to be decided, such member of the Board of Directors himself has the duty to communicate the other Board members about such fact in a timely manner.

Paragraph 1: In case any member of the Board of Directors who may have a potential private benefit or conflict of interests connected to any decision to be made, does not report his/her own potential benefit or conflict of interests, any other member of the Board of Directors who is aware of such situation could report such fact. In case such member of the Board fails to report voluntarily such material fact, that behavior will be deemed as a breach of this Internal Regulation, if such private benefit or conflict of interests are eventually confirmed.

Paragraph 2: Once such conflict of interests or private benefit is eventually confirmed, the person involved will not take part in the corresponding discussions and deliberations any longer, and he/she must leave the meeting until the discussions on such subject are finished.

Paragraph 3: Such conflict of interests or private benefit that may be reported by any member of the Board, as set forth in Article 20, caption, or Paragraph 1, as applicable, and the consequent application of the provisions of Paragraph 2 above shall be recorded in the meeting minutes.

Paragraph 4: The authority of the Board of Directors on the subject of conflict of interests does not exclude the authority of the General Meeting as set forth by the law.

Chapter VI

General Provisions

Article 21: Any issues that might be omitted herein shall be settled in meetings of the Board of Directors, pursuant to the applicable law and the Company's Bylaws, and the Board of Directors, acting as a collegial body, will be responsible for resolving any doubts that may arise.

Article 22: This Internal Regulation may be amended at any time upon decision of the majority of members of the Board of Directors.

Article 23: All members of the Company's Board of Directors are subject to the provisions set forth in the Moral Code of Conduct of the Company.

Article 24: The present Internal Regulation was approved by the Board of Directors on February 6th, 2020, the effectiveness of which is conditioned to the listing of the Company's shares in the Novo Mercado segment of the major Brazilian stock exchange known as B3, and shall remain effective for an indefinite period of time.

*****

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.